Bundlr Corp

Financial Statements

For the fiscal year ended December 31, 2021

(Unaudited)

Table 1

	Bundlr Corp		
	Balance Sheet	2	
		As of 12/31	
			2021
	ASSETS		
Current Assets			
Cash & cash equivalents			$0
Prepaid expenses			$0
Accounts receivable			$0
	Total Current Assets		$0
	Total Assets		$0
	LIABILITIES AND SHAREHOLDERS EQUITY		
Current Liabilities			
Accounts payable			$0
	Total Liabilities		$0
Shareholders' Equity			
Capital Stock (10,000,000 shares authorized, 5,100,000 shares			
Pending and outstanding. $0.00001 par value)			$0
	TOTAL LIABILITIES AND SHAREHOLDER EQUITY		$0

Table 1

Bundlr Corp	
Statement of Operations	
	2021
Operating Income	
Partnership revenue	$0
E-commerce Revenue	$0
Gross Profit	
Operating Expenses	
Advertising & Marketing	$0
Bank Charges & Fees	$0
Legal & Professional Services	$0
Meals & Entertainment	$0
Office Supplies & Software	$0
Salaries & Wages	$0
Rent & Lease	$0
Utilities	$0
Net Income	$0

Table 1

Bundlr Corp
Consolidated Statement of Equity

	Common Stock		Common Stock			
	Shares	Amount	Shares	Amount	Retained Earnings	Total
BEGINNING BALANCE, AUGUST 24, 2021 (INCEPTION)	$0					
Contributions	0	0	0	0	0	0
Other comprehensive gain/(loss)						
Net Income						
ENDING BALANCE, DECEMBER 31, 2021	0	0	0	0	0	0

Table 1

Bundlr Corp	
Statement of Cash Flows	
	2021
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$0
Change in Prepaid Expenses	$0
Change in Payables	$0
Net Cash Flows From Operating Activities	$0
Cash Flows From Financing Activities	
Business and Personal Grants	$0
Net Cash Flows From Financing Activities	$0
Cash at Beginning of Period	$0
Net Increase (Decrease) In Cash	$0
Cash at End of Period	$0

Table 1

Bundlr Corp

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2021

1. ORGANIZATION AND PURPOSE

Bundlr Corp (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021, the Company's cash positions include its operating bank account.

d) Legal fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.